Exhibit 99.1

ROGERS SECURES NEW 5G SPECTRUM IN EVERY PROVINCE AND TERRITORY

Acquires 20-year 600 MHz licenses to build national 5G network for Canadians

600 MHz spectrum is a critical foundation to deploy 5G technology across Canada’s vast landscape

TORONTO, April 10, 2019 (GLOBE NEWSWIRE) — Rogers Communications announced today it invested $1.7 billion in Canada’s first-ever 5G auction to enable 5G deployment in urban, suburban and rural communities. This will bring the company’s planned total capital investment in infrastructure to $4.7 billion in 2019.

“We are proud to make leading and meaningful investments to build the 5G ecosystem in Canada and to help drive our country’s global competitive advantage,” said Joe Natale, President and Chief Executive Officer, Rogers Communications. “This 5G spectrum is a precious and scarce resource that will benefit Canadians and Canadian businesses across the country.”

As Canada’s only national network operator, the company invested $1.71 per MHz/POP to acquire 52 of 64 of the 600 MHz spectrum licenses available to Rogers. This includes all available blocks in Southern and Northern Ontario, Northern Quebec, Atlantic Canada, Manitoba and all three territories. This spectrum will be combined with future 3500 MHz and millimetre wave spectrum to create a global best-in-class 5G network across Canada.

“Investment in wireless networks is essential and Rogers has led the way through every major network technology evolution,” says Natale. “This spectrum is vital to the deployment of 5G in Canada and we are well positioned to bring the very best of 5G to Canadians. We went into this auction with a clear, disciplined plan and seized this opportunity for the benefit of our customers and shareholders.”

600 MHz carries wireless data across long distances and through dense urban buildings. This creates more consistent and higher quality coverage in both remote areas and smart cities. This coverage will benefit businesses across the country that rely on real-time data including farming, mining, manufacturing and transportation.

Rogers is partnering with Ericsson and upgrading its infrastructure to 5G ready technology. The company’s national network is now ready to support 5G applications and last month, it completed its first 5G data connection trial in downtown Toronto. Through its partnership with the University of British Columbia, Rogers is building a real-world 5G hub that will be a testbed and blueprint for 5G innovation in Canada.

Today’s announcement is part of Rogers multi-year commitment to help fuel Canada’s innovation agenda. Including our current 600 Mhz spectrum acquisition, Rogers has invested over $30 billion to build its national wireless network. Rogers reinvests over 80% of its profits back into Canada every year through spending on infrastructure, spectrum, taxes, interest and other investments.

About Rogers

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Caution Regarding Forward-Looking Statements, Risks and Assumptions. This release includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”) relating to assumptions concerning finalizing the acquisition and subsequent deployment of wireless spectrum as detailed above. We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including, but not limited to, the post auction distribution of the spectrum by Innovation, Science and Economic Development Canada or unanticipated subsequent operational, technological or financial challenges associated with the deployment of such spectrum that could arise. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this release is qualified by the cautionary statements herein.

Analyst contact	Media contact
Paul Carpino	Terrie Tweddle
647.435.6470	647.501.8346
paul.carpino@rci.rogers.com	terrie.tweddle@rci.rogers.com